                                                                    EXHIBIT 99.1

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                EXCERPTS FROM THE PROXY STATEMENT RELATED TO THE
                 OCTOBER 30, 1998 ANNUAL MEETING OF SHAREHOLDERS


             BENEFICIAL OWNERSHIP OF THE COMPANY'S EQUITY SECURITIES

         The following table sets forth information, as of September 23, 1998, with respect to the shares of Common Stock beneficially owned (i) by each person known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each director or nominee for election as a director and each executive officer named in the Summary Compensation Table, and (iii) by all current directors and executive officers of the Company as a group.

         The number of shares beneficially owned includes shares of Common Stock with respect to which the persons named below have either investment or voting power. A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of that security within 60 days through the exercise of an option or through the conversion of another security. Except as noted, each beneficial owner has sole investment and voting power with respect to the Common Stock.

         Common Stock not outstanding that is subject to options or conversion privileges is deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by the person holding such options or conversion privileges, but is not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.



Name of                                    Amount and Nature of
Beneficial Owner                           Beneficial Ownership                           Percent of Class
----------------                           --------------------                           ----------------
Franklin E. Crail (1)                      298,107                                         11.5%
Clyde Wm. Engle et al. (1)                 219,357        (2)                               8.4%
Fred M. Trainor                             70,000        (3)                               2.7%
Gary S. Hauer                               31,991        (4)                               1.2%
Everett A. Sisson                           10,000        (3)                                .4%
Gerald A. Kien                              10,000        (3)                                .4%
Lee N. Mortenson                            21,000        (3)                                .8%
Edward L. Dudley                            18,000        (5)                                .7%
Clifton W. Folsom                           52,716        (5)                               2.0%
Jay B. Haws                                 41,688        (5)                               1.6%
All executive officers and
  directors as a group
  (10 persons)                             573,502        (6)                              22.1%

---------------------

(1) Mr. Engle's address is 4433 West Touhy Avenue, Lincolnwood, Illinois 60646. Mr. Crail's address is the same as the Company's address.

(2) The following information was provided to the Company by Mr. Engle. Of the 219,357 shares indicated as being beneficially owned by Mr. Engle, 115,000 shares are owned by GSC Enterprises, Inc., a corporation in which Mr. Engle owns a majority interest, and 10,000 shares are owned beneficially by members of Mr. Engle's immediate family. Mr. Engle disclaims beneficial ownership of the shares owned by his family members.

(3) Includes 10,000 shares that Messrs. Trainor, Sisson, Kien and Mortenson each has the right to acquire within 60 days through the exercise of options granted pursuant to the Company's 1990 Nonqualified Stock Option Plan for Nonemployee Directors (the "Directors' Plan"). Mr. Mortenson has pledged 8,000 shares owned by him to the Company to secure payment of certain indebtedness to the Company incurred by Mr. Mortenson in connection with his purchase of such shares.

(4) Includes 12,000 shares that Mr. Hauer has the right to acquire within 60 days through the exercise of employee stock options previously granted to him and 5,991 shares beneficially owned by his wife. Mr. Hauer disclaims beneficial ownership of the shares owned by his wife. Mr. Hauer has pledged 8,000 shares owned by him to the Company to secure payment of certain indebtedness to the Company incurred by Mr. Hauer in connection with his purchase of such shares.

(5) Includes shares that these officers have the right to acquire within 60 days through the exercise of options granted pursuant to the Company's 1985 Incentive Stock Option Plan and 1995 Stock Option Plan as follows:
       Mr. Dudley, 6,000 shares; Mr. Folsom, 27,000 shares; and Mr. Haws, 25,000 shares. Mr. Dudley and Mr. Folsom each has pledged 8,000 shares owned by him, and Mr. Haws has pledged 15,000 shares owned by him, to the Company to secure payment of certain indebtedness to the Company incurred by each of them in connection with his purchase of such shares.

(6) Includes 116,000 shares that officers and directors as a group have the right to acquire within 60 days through the exercise of options granted pursuant to the Company's 1985 Incentive Stock Option Plan, 1995 Stock Option Plan, and the Director's Plan. The officers and directors have pledged an aggregate of 55,000 shares owned by them to the Company to secure payment of certain indebtedness to the Company incurred by them in connection with the purchase of such shares.



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


                             EXECUTIVE COMPENSATION

                        Report of Compensation Committee

       The following is a report of the Compensation Committee of the Board of Directors (the "Committee") on executive compensation policies for the fiscal year ended February 28, 1998. The Committee administers the compensation program for executive officers of the Company and makes all related decisions.

       The principal elements of the compensation program for executive officers are base salary, performance-based annual bonuses and options granted under the Company's stock option plan. The goals of the program are to ensure that a strong relationship exists between executive compensation and the creation of shareholder value and that executive officers are strongly motivated and retained. The Company's compensation philosophy is to create a direct relationship between the level of total executive officer compensation and the Company's success in meeting its annual performance goals as represented by its annual business plan. An additional element of this philosophy is to reward equitably relative contribution and job performance of individual executive officers.

Base Salary

       Annual salaries for the Company's executive officers, including the Chairman of the Board and President ("CEO"), are reviewed in May of each year based on a number of factors, both objective and subjective, with any change to be effective on June 1 of that year. Objective factors considered include Company financial performance relative to plan in the immediately preceding fiscal year, although no specific formulas based on such factors are used to determine salaries. Salary decisions are based primarily on the Committee's subjective analysis of the factors contributing to the Company's success and of the executive's individual contributions to that success. No executive officer's salary was increased during the fiscal year ended February 28, 1998. The Committee's decision not to increase salaries of executive officers was a reflection of the Company's fiscal 1997 financial performance.

Performance-Based Annual Bonuses

         Cash bonuses based on the Company's performance are awarded to the executive officers under an incentive compensation plan. Under the plan that served as the basis for bonuses paid for fiscal 1998, executive officers received 20% of their base pay (30% for the CEO) as a bonus if Company business plan profit objectives for fiscal 1998 were achieved, and up to 10% of base pay (up to 15% for the CEO) if individual executive officer job performance goals were achieved in fiscal 1998. Additional bonuses may be awarded at the discretion of the Committee in recognition of special accomplishments. Thus, whether the executive officers' total pay is comparable to the compensation of executives with similar responsibilities at comparable companies may vary from year to year depending upon the Company's performance. The CEO's performance goals for fiscal year 1998 included the development and achievement of a business plan that reflected specified increases in net profit and in net profit of Company-owned stores over the prior year and a specified level of sales through new distribution channels.

Stock Options

       Awards of stock options strengthen the ability of the Company to attract, motivate and retain executives of superior capability and more closely align the interests of management with those of shareholders. The Committee considers on an annual basis the grant of options to executive officers and key managers under the Company's 1995 Stock Option Plan. The number of options granted is generally based upon the position held by a participant and the Committee's subjective evaluation of such participant's contribution to the Company's future growth and profitability. The grant of options is an annual determination, but the Committee may consider the size of past awards and the total amounts outstanding in making such a determination.

       Unlike cash, the value of a stock option will not immediately be realized and does not result in a current expense to the Company. Stock options are granted with an exercise price equal to the current market price of the Company's stock and will have value only if the Company's stock price increases, resulting in a commensurate benefit for the Company's shareholders. Although the plan does not provide for a required vesting period, the Committee's current practice is to require that options granted to employees vest pro rata 20% per year over five years.

       Stock options covering a total of 40,000 shares of Common Stock were awarded to two executive officers in fiscal 1998. No other options were granted to officers under the 1995 Stock Option Plan in fiscal year 1998. Options currently held by current executive officers under the Company's option plans cover a total of 154,000 shares. The CEO has never been granted options under the Company's stock option plans.

Other Compensation

       An additional element of the executive officer's compensation, which is not performance-based, is the matching of contributions by the Company under the Company's 401(k) plan.

       The Compensation Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interests. As performance goals are met or exceeded, resulting in increased value to shareholders, executives are rewarded commensurately. The Committee believes that compensation levels during 1998 adequately reflect the Company's compensation goals and policies.

Compensation Committee for Fiscal 1998:

             Lee Mortenson           Everett A. Sisson
             Gerald A. Kien          Fred M. Trainor



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



                           Summary Compensation Table

       The following table sets forth certain information with respect to annual compensation for the years indicated for each executive officer of the Company who met the minimum compensation threshold of $100,000 for inclusion in the table (the "Named Officers").


                                                                             Long-Term
                                                                           Compensation
                                                                              Awards
                                                                           ------------
                                                                            Securities
                                                                            Underlying
                                                                           Options/SARs       All Other
                                            Annual Compensation               (#)(3)       Compensation(4)
                                      --------------------------------     ------------    --------------
Name and Principal Position           Year       Salary(1)     Bonus(2)
---------------------------           ----       --------      -------
Franklin E. Crail,                    1998       $150,000      $67,500           -0-             $2,250
     Chairman of the Board and        1997       $150,000      $  -0-            -0-             $2,250
     President                        1996       $146,538      $  -0-            -0-             $1,833

Gary S. Hauer,                        1998       $100,000      $20,000           -0-             $2,250
     Vice President-                  1997(5)    $ 75,000      $12,500         30,000              -0-
     Manufacturing                    1996       --                 --           --                --

Edward L. Dudley,                     1998       $ 85,000      $21,250         10,000              -0-
      Vice President-Sales            1997(6)    $ 11,442           -0-        20,000              -0-
      and Marketing                   1996       --                 --           --                --

Clifton W. Folsom,                    1998       $ 90,000      $22,500           -0-             $  104
      Vice President-                 1997       $ 85,000           -0-        10,000            $1,350
      Franchise Support               1996       $ 85,000           -0-          -0-             $1,350

Jay B. Haws,                          1998       $ 94,000      $23,500           -0-             $1,410
      Vice President-                 1997       $ 91,750           -0-        10,000            $1,410
      Creative Services               1996       $ 90,000           -0-          -0-             $1,350


------------------

(1) Includes amounts deferred at the Named Officers' election pursuant to the Company's 401(k) Plan.

(2) Represents amounts paid as bonuses based on performance for the indicated fiscal year, paid in the following fiscal year.

(3) Options to acquire shares of Common Stock under the 1995 Stock Option Plan. All options have ten-year terms and vest with respect to one-fifth of the shares covered thereby annually beginning on the date of grant.

(4) Represents Company contributions on behalf of the Named Officers under the Company's 401(k) Plan.

(5)      Mr. Hauer joined the Company as an officer in May 1996.

(6)      Mr. Dudley joined the Company as an officer in January 1997.


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


Option Grants During Fiscal 1998

         The following table sets forth information regarding stock options granted to Named Officers during fiscal 1998 pursuant to the 1995 Stock Option Plan.


                                            Individual Grants (1)
                      -----------------------------------------------------------------
                                                                                            Potential Realizable Value at
                         Number of       Percent of                                            Assumed Annual Rates of
                        Securities     Total Options/                                         Stock Price Appreciation
                        Underlying      SARs Granted      Exercise or                              for Option Term
                       Options/SARs     to Employees      Base Price       Expiration
      Name              Granted (#)    in Fiscal Year      ($/Share)          Date             5% ($)         10% ($)
-----------------     ---------------  --------------- ----------------- --------------     -----------------------------
Franklin E. Crail           --               --               --               --                --             --
Gary S. Hauer               --               --               --               --                --             --
Edward L.                 10,000            18.2%            $4.50          11/12/07           $28,300        $71,700
Dudley
Clifton W.                  --               --               --               --                --             --
Folsom
Jay B. Haws                 --               --               --               --                --             --



(1) All options are incentive stock options, have ten-year terms and vest with respect to one-fifth of the shares covered thereby annually beginning on the date of grant.

Aggregated Option Exercises During Fiscal 1998 and Fiscal Year End Option Values

         The following table provides information regarding the number and value of options held by the Named Officers at fiscal year end. No options were exercised by the Named Officers during fiscal 1998. The Company does not have any outstanding stock appreciation rights.


                              Shares                                    Number of Securities
                            Acquired on         Value                  Underlying Unexercised            Value of Unexercised In-
                             Exercise         Realized                    Options at Fiscal             the-Money Options at Fiscal
        Name                    (#)              (#)                        Year End (#)                      Year End ($) (1)
---------------------      ------------       ---------           -------------------------------      ----------------------------
                                                                  Exercisable     Unexercisable        Exercisable    Unexercisable
Franklin E. Crail               --               --                    --                --                  --              --
Gary S. Hauer                   --               --                 6,000            24,000                  --              --
Edward L. Dudley                --               --                 4,000            26,000                  --              --
Clifton W. Folsom               --               --                25,000             8,000            $  6,000              --
Jay B. Haws                     --               --                38,000             8,000             $28,500              --



(1) The closing bid price of the Common Stock on The Nasdaq Stock Market on February 27, 1998, was $4.75 per share. None of the options held by the Named Officers were in the money on that date, except as indicated for Mr. Folsom and Mr. Haws.

Compensation of Directors

         Directors of the Company do not receive any compensation for serving on the Board or on committees. Directors who are not also officers or employees of the Company are entitled to receive stock option awards under the Directors' Plan.

         The Directors' Plan, as amended, provides for automatic grants of nonqualified stock options covering a maximum of 90,000 shares of Common Stock of the Company to directors of the Company who are not also employees or officers of the Company and who have not made an irrevocable, one-time election to decline to participate in the plan. The Directors' Plan provides that during the term of the Directors' Plan options will be granted automatically to new nonemployee directors upon their election. Each such option permits the nonemployee director to purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant of the option. Each nonemployee director's option may be exercised in full during the period beginning one year after the grant date of such option and ending ten years after such grant date, unless the option expires sooner due to termination of service or death.

Compensation Committee Interlocks and Insider Participation

         The Compensation Committee of the Company's Board of Directors consists of Lee N. Mortenson, Fred M. Trainor, Gerald A. Kien and Everett A. Sisson. None of the foregoing persons is or has been an officer of the Company.

                              CERTAIN TRANSACTIONS

         On May 15, 1998, the Company purchased 336,000 shares of its outstanding Common Stock from LaSalle National Bank for an aggregate purchase price of $1,730,400, or $5.15 per share. LaSalle National Bank sold approximately 799,000 shares of the Company's Common Stock, which it had obtained through foreclosure unrelated to any Company transactions, on that date to several purchasers, including the Company and certain of its executive officers and directors. The 336,000 shares purchased by the Company represented approximately 11.5% of the issued and outstanding Common Stock immediately prior to the transaction. On May 15, 1998, the closing sale price of the Common Stock on The Nasdaq Stock Market was $5.75. Messrs. Hauer, Mortenson, Dudley, Folsom and Haws and Bryan J. Merryman, Vice President-Finance and Chief Financial Officer of the Company, each purchased 8,000 of the shares of Common Stock sold by LaSalle National Bank, and in connection with such purchases, each of these directors and officers borrowed $39,999 from the Company to fund a portion of the purchase price for such shares. Each of the loans by the Company to these directors and officers is secured by a pledge of the purchased shares and bears interest at a market rate, and the Company believes that the terms of the loans are comparable to the terms that the directors and officers could have obtained from a third-party lender.

ITEM 2.  PROPOSAL TO APPROVE AN AMENDMENT OF THE 1995 STOCK OPTION PLAN

         At the Annual Meeting, holders of Common Stock will also be asked to consider and approve the adoption of an amendment to increase from 150,000 to 200,000 the number of shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan (the "Option Plan"). This amendment was adopted, subject to shareholder approval, by the Board of Directors on September 17, 1998.

Reasons for the Amendments to the Option Plan

         As of September 30, 1998, there were outstanding stock options covering 147,000 shares of Common Stock and 3,000 shares remained available for future awards under the Option Plan. The purpose of the proposal is to continue the Option Plan by increasing by 50,000 shares the aggregate number of shares of Common Stock that may be issued under the Option Plan. The purpose of the Option Plan is to promote the interests of the Company and its shareholders by attracting, retaining and stimulating the performance of selected officers and other key employees by giving such employees the opportunity to acquire a proprietary interest in the Company and an increased personal interest in its continued success and progress.

Description of Option Plan as Currently in Effect

         Administration of the Plan. A Committee of two or more members of the Board of Directors (the "Committee") must be designated to administer the Option Plan. The Committee must be composed of disinterested directors, as defined by Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or any similar rule or regulation promulgated thereunder. The Committee has full authority subject to the express provisions of the Option Plan to grant options under the Option Plan, to interpret the Option Plan and any option granted hereunder, to determine the terms of each option granted under the Option Plan and to make all other determinations and perform such actions as the Committee deems necessary or advisable to administer the Option Plan. The Board of Directors has designated the Compensation Committee to perform the functions of the Committee.

         Shares Available. The Option Plan provides that the Committee may grant to employees such number of shares of Common Stock as the Committee in its discretion shall deem to be in the best interest of the Company. All grants under the Option Plan are subject to adjustments in certain circumstances as hereinafter described.

         Eligibility and Participation. Awards made pursuant to the Option Plan may be granted only to individuals who, at the time of the grant, are key employees or officers of the Company. There are presently approximately 27 such persons. Awards may not be made to any director who is not also an employee of the Company, nor to any member of the Committee. Grants of options are made at the discretion of the Committee and are based on the employee's present and potential contributions to the success of the Company and such other factors as the Committee deems appropriate to carry out the purposes of the Option Plan.

         Types of Grants Under the Option Plan. The Option Plan provides that the Committee may designate any option granted as either a nonqualified stock option or an incentive stock option, except that the aggregate fair market value of the Common Stock with respect to which incentive stock options are exercisable for the first time by such employee during any calendar year may not exceed $100,000, determined as of the date the incentive stock option is granted. If, however, such option is intended to be an incentive stock option and its fair market value exceeds $100,000, such option will be deemed to be an incentive stock option to the extent it does not exceed $100,000 and a nonqualified stock option to the extent it exceeds that limit.

         Option Price. The purchase price of options is determined by the Committee in its discretion at the time of the grant. The purchase price of incentive stock options must not be less than 100% of the fair market value per share of the Common Stock on the date the option is granted, except that the purchase price shall be at least 110% of the fair market value per share of the Common Stock on the date of grant if the optionee, on the date of such grant, possesses more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate. The purchase price of a nonqualified stock option must be greater than the par value of the stock on either the date the option is granted or the date it is exercised, whichever is greater.

         Exercise of Options. An option may be exercised in whole or in part in accordance with procedures established by the Committee. Such procedures may include a limitation on the number of shares purchasable in any period of time, or any other terms and conditions not inconsistent with the terms of the Option Plan. The Committee, in its discretion, may accelerate the exercise date of any option.

         Payment of Exercise Price. Common Stock purchased upon the exercise of an option must be paid for in full at the time of purchase. Payment must be made in cash or, if accepted by the Committee, in its discretion, shares of Common Stock owned by the optionee (valued at the fair market value on the date of exercise). Furthermore, the Committee may, in its discretion, approve the extension of a loan to an optionee to assist in the payment of the exercise price. If the loan is to an employee who is also a director, the Committee must first have determined in good faith that the such loan is fair to the Company and the loan must otherwise comply with applicable law.

         Nontransferability of Options. Option awards are not transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the optionee only by the optionee.

         Expiration of Options. Options granted under the Option Plan will generally be exercisable for a period of ten years after the date of grant. Options will expire, however, upon an earlier termination of the optionee's employment, subject to certain grace periods. If, however, the optionee's employment is terminated by reason of such optionee's fraud, dishonesty or performance of other acts detrimental to the Company or an affiliate, such optionee's options will immediately become null and void.

         Any incentive stock option granted to an optionee who possesses more than 10% of the total combined voting power of all classes of stock of the Company or any affiliate shall not be exercisable after the expiration of five years from the date of its grant.

         Adjustments to Awards Upon Changes in Common Stock. The number of shares as to which options may be granted under the Option Plan will be decreased or increased proportionally to account for any stock split or any dividend payable in shares of Common Stock. In the event of any other reclassification of Common Stock, or in the event of a liquidation or reorganization of the Company or an affiliate, the Board will make any necessary adjustments to any unexercised options granted under the Option Plan. If the Company is merged into or consolidated with another corporation and the Company is not the surviving corporation, or if the Company disposes of all or substantially all of its assets to another corporation, then all outstanding options may be canceled by the Board, but all optionees must receive notice of such cancellation and would have the right to exercise such option in full during the 30-day period preceding the effective date of such action.

         Amendment and Termination of the Option Plan. The Option Plan will terminate, unless previously terminated by the Board, ten years from August 24, 1995. No options may be granted after that date.

         The Board may alter or amend the Option Plan but may not, without shareholder approval, (i) abolish the Committee, change the qualifications of its members or withdraw the administration of the Option Plan from its supervision, (ii) increase the total number of shares of Common Stock which may be granted under the Option Plan, (iii) extend the term of the Option Plan or the maximum exercise period provided in the Option Plan, (iv) decrease the minimum purchase price of Common Stock provided in the Option Plan, (v) materially increase the benefits accruing to participants under the Option Plan, or (vi) materially modify the requirements as to eligibility for participation in the Option Plan.

         No termination or amendment of the Option Plan may adversely affect the rights of an optionee under a previously granted option, except with the consent of the optionee.

         Modifications of Options. Subject to the terms of the Option Plan, the Committee may modify or extend outstanding options, or accept the surrender of options granted under the Option Plan and authorize the granting of new options in substitution, except that no such modification may, without the consent of the optionee, impair any rights under any option, except as necessary to comply with Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code").

Grants Under the Option Plan

         Since the inception of the Option Plan, the Compensation Committee has awarded options covering 147,000 shares of Common Stock (excluding options canceled or that expired without exercise) to 27 employees of the Company, including five current executive officers.

                                   AGGREGATE OPTION AWARDS

                             1995 STOCK OPTION PLAN, AS AMENDED

                         NUMBER OF SHARES             % OF TOTAL OPTIONS                  AVERAGE
                            UNDERLYING                      GRANTED                   EXERCISE PRICE
NAME AND POSITION         OPTIONS GRANTED                TO EMPLOYEES                    ($/SHARE)
-----------------         ---------------                ------------                    ---------
Edward L. Dudley               30,000*                       20.4%                         $5.42
Vice President-sales
and Marketing

Clifton W. Folsom              10,000                         6.8%                         $7.75
Vice President-
Franchise Support

Gary S. Hauer                  30,000                        20.4%                         $7.75
Vice President-
Manufacturing

Jay B. Haws                    10,000                         6.8%                         $7.75
Vice President-
Creative Services

Executive Group               110,000                        74.8%                        $6.783
(6 Persons)

Non-executive
Officer Employee
Group                          37,000                        25.2%                         $6.49


* Includes options covering 10,000 shares granted to Mr. Dudley during the fiscal year ended February 28, 1998.

         Except as indicated above, no person received more than 5% of the total options granted under the Option Plan.

Recommendation of the Board of Directors

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE OPTION PLAN DESCRIBED ABOVE.